09058870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bouchey & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Maxwell Drive, Suite 201
(No. and Street)

Clifton Park (City) NY (State) 12065 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara J. Bouchey, Presidient (518) 583-0090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roback, Kumlander & Pehl, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

2715 Route 9, Suite 101 (Address) Malta (City) NY (State) 12020 (Zip Code)

SEC Mail Processing Section
MAR 02 2009

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara J. Bouchey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bouchey & Associates, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

DAWN L. MORRISON
Notary Public, State of New York
Qualified in Saratoga County
No. 01MO6084819
My Commission Expires Dec. 16, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOUCHEY & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2008 and 2007

Roback, Kumlander & Pehl, CPAs, LLP

TABLE OF CONTENTS

Roback, Kumlander & Pehl, CPAs, LLP

2715 Route 9, Suite 101
Malta, NY 12020
Phone: (518) 899-5544
Fax: (518) 899-4974
E-mail: info@rkpcpa.com
www.rkpcpa.com

Robert R. Roback, Sr. CPA, CFS, CFA
Daniel R. Kumlander, CPA
Timothy W. Pehl, CPA, CFP

OBJECTIVE ADVICE ON THE ROAD OF LIFE

INDEPENDENT AUDITORS' REPORT

Barbara J. Bouchey
Bouchey & Associates, Inc.
Clifton Park, New York 12065

We have audited the accompanying statements of financial condition of Bouchey & Associates, Inc. (an S Corporation) as of December 31, 2008 and 2007 and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bouchey & Associates, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roback, Kumlander & Pehl

Certified Public Accountants, LLP

February 17, 2009

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
Current Assets		
Cash	$ 9,136	$ 9,634
Commissions receivable	6,621	7,685
Prepaid expenses	1,385	2,059
Total Current Assets	17,142	19,378
Total Assets	$ 17,142	$ 19,378

LIABILITIES AND SHAREHOLDER'S EQUITY

	2008	2007
Current Liabilities		
Accrued expenses	$ 5,200	$ 3,600
Commissions payable	531	3,168
Corporate taxes payable	25	100
Total Current Liabilities	5,756	6,868
Total Liabilities	5,756	6,868
Shareholder's Equity		
Common stock - no par, 200 shares authorized, 10 shares issued and outstanding	100	100
Additional paid in capital	9,900	9,900
Retained earnings	1,387	2,510
Total Shareholder's Equity	11,387	12,510
Total Liabilities and Shareholder's Equity	$ 17,143	$ 19,378

See auditors' report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2008 and 2007

	2008	2007
Commission Income	$ 38,224	$ 34,402
General and Administrative Expenses		
Commission expense	9,090	9,116
Professional fees	6,687	4,595
Fees and licenses	1,890	2,159
Insurance expense	520	801
Finance charges	135	-
Total General and Administrative Expenses	18,322	16,671
Income from Operations	19,902	17,731
Other Income (Expenses)		
Consolidation payment from FINRA	-	35,000
Total Other Income (Expenses)	-	35,000
Net Income Before Provision for Income Taxes	19,902	52,731
Corporate tax expense	25	100
Net Income	$ 19,877	$ 52,631

See auditors' report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2006	$ 100	$ 9,900	$ 5,832	$ 15,832
Net Income	-	-	52,631	52,631
Distributions	-	-	(55,953)	(55,953)
Balance - December 31, 2007	100	9,900	2,510	12,510
Net Income	-	-	19,877	19,877
Distributions	-	-	(21,000)	(21,000)
Balance - December 31, 2008	$ 100	$ 9,900	$ 1,387	$ 11,387

See auditor's report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
December 31, 2008 and 2007

There were no liabilities subordinated to claims of creditors in 2008 or 2007.

See auditors' report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 19,877	$ 52,631
(Increase) Decrease in Assets		
Commissons receivable	1,064	(361)
Prepaid expenses	674	(458)
Increase (Decrease) in Liabilities		
Accrued expenses	1,600	600
Commissions payable	(2,637)	1,896
Corporate taxes payable	(75)	-
Cash Provided by Operating Activities	20,503	54,308
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder distributions	(21,000)	(55,953)
Cash Used by Financing Activities	(21,000)	(55,953)
NET DECREASE IN CASH	(497)	(1,645)
CASH - BEGINNING	9,634	11,279
CASH - ENDING	$ 9,137	$ 9,634

	2008	2007
Supplemental disclosures of cash flow information		
Cash paid during the year for income tax	$ 100	$ 100

See auditors' report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) (FINRA was created in July 2007 through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange). The Company was incorporated September 5, 1997 in the State of New York and provides investment services to businesses and the general public throughout the Capital District of New York.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
The Company is engaged in a single line of business as a securities broker-dealer, and provides one class of service, agency transactions. These transactions involve the use of mutual funds and insurance products only. The Company is a non-clearing broker-dealer.

Income Taxes
Income taxes have not been provided because the shareholder has elected to have the Company treated as an S corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the Corporation's income or loss is passed through to the shareholder and reported on her individual income tax return. The accompanying provision for income taxes represents a state corporation tax surcharge.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 3: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATION

The Company is exempt under rule 15c3-3 of the Securities and Exchange Commission for the use of a special reserve as the Company provides services only as a non-clearing broker.

See auditors' report.

NOTE 4: COMMISSIONS RECEIVABLE

The company is a non-clearing broker-dealer. The commissions receivable represent commissions and 12b-1 fees earned on investment transactions. The Company considers commissions receivable to be fully collectible. Accordingly, no reserve for bad debts is required.

NOTE 5: PROVISION FOR INCOME TAXES

The details of the provision for income taxes are as follows:

	Years Ended December 31, 2008	Years Ended December 31, 2007
State	$ 25	$ 100

For income tax purposes the Company reports income on the cash basis of accounting.

NOTE 6: CASH FLOW INFORMATION

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 7: SUBORDINATED BORROWINGS

There are no subordinated borrowings at December 31, 2008.

See auditors' report.

NOTE 8: NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $10,002 and $10,451 at December 31, 2008 and 2007, respectively of which $5,002 and 5,451 was in excess of its required net capital of $5,000. The Company's net capital ratio was .58 to 1 and .66 to 1 at December 31, 2008 and 2007, respectively.

NOTE 9: USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 10: CONSOLIDATION PAYMENT FROM FINRA

During 2007, the Company received a $35,000 one-time payment from FINRA. All broker/dealers regardless of size received the payment because of estimated cost savings due to the NASD/NYSE regulatory consolidation.

NOTE 11: RELATED PARTY TRANSACTIONS

Bouchey and Associates, Inc. is related by common ownership to Barbara J. Bouchey Asset Management, Inc. Barbara J. Bouchey Asset Management, Inc. provides office space plus the use of office equipment and supplies to Bouchey & Associates, Inc. at no cost besides the convenience of Bouchey & Associates, Inc. to Barbara J. Bouchey Asset Management clients. There were no monetary transactions between the two companies during the years ended December 31, 2008 and 2007.

See auditors' report.

Roback, Kumlander & Pehl, CPAs, LLP

2715 Route 9, Suite 101
Malta, NY 12020
Phone: (518) 899-5544
Fax: (518) 899-4974
E-mail: info@rkpcpa.com
www.rkpcpa.com

OBJECTIVE ADVICE ON THE ROAD OF LIFE

Robert R. Roback, Sr. CPA, CFS, CFA
Daniel R. Kumlander, CPA
Timothy W. Pehl, CPA, CFP

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Barbara J. Bouchey
Bouchey & Associates, Inc.
Clifton Park, New York 12065

In planning and performing our audit of the financial statements and supplemental schedules of Bouchey & Associates, Inc. (an S Corporation), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the owner, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roback, Kumlander & Pehl

Certified Public Accountants, LLP

February 17, 2009

BOUCHEY & ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

	2008	2007
Net Capital		
Total shareholder's equity	$ 11,387	$ 12,510
Add subordinated borrowing allowable in computation of net capital	-	-
Total Capital and Allowable Subordinated Borrowings	11,387	12,510
Deductions and/or charges:		
Prepaid expenses	1,385	2,059
Net capital before haircuts on securities positions	10,002	10,451
Haircuts on securities	-	-
Net Capital	$ 10,002	$ 10,451
Aggegate Indebtedness:		
Items included in statement of financial condition:		
Commission payable	$ 531	$ 3,168
Other accounts payable and accrued expenses	5,225	3,700
Items not included in statement of financial condition:		
Unrecorded amounts	-	-
Total Aggregate Indebtedness	$ 5,756	$ 6,868
Computation of basic net capital requirement		
Minimum net capital required based on aggregate indebtedness:	$ 384	$ 458
Minimum dollar requirement	$ 5,000	$ 5,000
Excess net capital over minimum dollar requirement	$ 5,002	$ 5,451
Excess net capital at 1,500 percent	$ 9,618	$ 9,993
Excess net capital at 1,000 percent	$ 9,426	$ 9,764
Ratio: Aggregate indebtedness to net capital	0.58 to 1	0.66 to 1
Reconciliation with company's computation included in Part II of Form X-17a-5		
Net Capital from Part II (unaudited) FOCUS report	$ 13,698	$ 14,151
Audit adjustment to record additional commission receivables	1,529	-
Other audit adjustments, net	(5,225)	(3,700)
Net Capital Per Above	$ 10,002	$ 10,451

See auditors' report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
December 31, 2008 and 2007

The Company is a non-clearing broker-dealer and is exempt from the reserve requirement under rule 15c3-3 of the Securities and Exchange Commission.

See auditors' report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
December 31, 2008 and 2007

The Company does not enter into transactions that relate to possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission.

See auditors' report and notes to financial statements.

Roback, Kumlander & Pehl, CPAs, LLP

2715 Route 9, Suite 101 • Malta, NY 12020
Phone: (866) 649-3258 • (518) 899-5544 • Fax: (518) 899-4974
E-mail: info1@rkpcpa.com
www.rkpcpa.com